EXHIBIT 21.1
SUBSIDIARIES OF GREATBATCH, INC.

Subsidiary	Incorporated

Greatbatch Ltd., doing business as Greatbatch Medical (direct subsidiary of Greatbatch, Inc.)	New York

Greatbatch LLC (direct subsidiary of Greatbatch Ltd.)	Delaware

Greatbatch Medical, S. de R.L. de C.V. (owned 99% by Greatbatch LLC & 1% by Greatbatch, Inc.)	Mexico

Electrochem Solutions, Inc. (direct subsidiary of Greatbatch Ltd.)	Massachusetts

Greatbatch-Globe Tool, Inc., doing business as Greatbatch Medical (direct subsidiary of Greatbatch Ltd.)	Minnesota

Precimed, Inc., doing business as Greatbatch Medical (direct subsidiary of Greatbatch Ltd.)	Pennsylvania

P Medical Holding SA (direct subsidiary of Greatbatch Ltd.)	Switzerland

Greatbatch Medical SA (direct subsidiary of P Medical Holding SA)	Switzerland

Greatbatch Medical SAS (direct subsidiary of Greatbatch Medical SA)	France